Mail Stop 4561
                                                           August 13, 2018

Joseph P. Stingone, Sr.
Chief Executive Officer
Webstar Technology Group, Inc.
4231 Walnut Bend
Jacksonville, Florida 32257

       Re:    Webstar Technology Group, Inc.
              Amendment No. 2 to Registration Statement on Form S-1 Filed July 18, 2018
              File No. 333-222325

Dear Mr. Stingone:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2018 letter.

Prospectus Cover Page

1. To the extent you do not intend to apply to list on NASDAQ before the effectiveness of this registration statement, please revise to delete your reference to any possible
       NASDAQ listing in this section. In this regard, we note your disclosure on page 7 that you intend to apply for quotation of your common stock on the OTCQB Marketplace under the symbol "WBST" after you register your common stock under the Exchange
       Act following the termination of this offering.

Capitalization, page 24

2. We note your revised disclosures in response to prior comment 7. Since the $675,000 promissory note issued for the acquisition of Webstar eCampus is required to be paid upon the issuance of a minimum $3,000,000 of common stock in this offering, please
 Joseph P. Stingone, Sr.
Webstar Technology Group, Inc.
August 13, 2018
Page 2

       revise to reflect this payment in your pro forma as adjusted minimum and maximum columns.

Employees, page 35

3. Please file as exhibits to the registration statement the executed executive employment agreements with Mr. Stingone, Mr. Herzfeld, and Mr. Fedele. Refer to
Item 601(b) of
       Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 60

4. Please file the agreement with Blue Water Acquisitions as an exhibit to the registration statement or tell us why it is not material. Refer to Item 601(b) of Regulation S-K.

Notes to Unaudited Condensed Financial Statements for the quarter ended March 31, 2018

Note 7. Subsequent Events, page F-27

5. Considering the Webstar eCampus transaction is between entities under common control please revise to include financial statements for the period of transfer and comparative financial statements for prior years that reflect this transaction. Refer to ASC 805-50-45-
       2 through 45-6. Also, ensure that your financial statement footnotes include the disclosures required by ASC 805-50-50-3.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at (202) 551-
3334 or me at (202) 551-3673 with any other questions.

                                                            Sincerely,

                                                            /s/ Folake Ayoola

                                                            Folake Ayoola
                                                            Special Counsel
                                                            Office of
Information
                                                            Technologies and
Services

cc:    Lazarus Rothstein, Esq.
       Legal & Compliance, LLC